SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)

Starent Networks, Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85528P108

(CUSIP Number)

February 3, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85528P108

Item 1(a)	Name of Issuer: Starent Networks, Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 30 International Place Tewksbury, MA 01876

Item 2(a)

Name of Person Filing:
The reporting persons are:

Highland Capital Partners V Limited Partnership (“Highland Capital V”);

Highland Capital Partners V-B Limited Partnership (“Highland Capital V-B”);

Highland Entrepreneurs’ Fund V Limited Partnership (“Highland Entrepreneurs’ Fund”);

HEF V Limited Partnership (“HEF V”);

Highland Management Partners V Limited Partnership (“HMP V”);

Highland Management Partners V, Inc. (“Highland Management”);

Robert F. Higgins (“Mr. Higgins”);

Paul A. Maeder (“Mr. Maeder”);

Daniel J. Nova (“Mr. Nova”); and

Sean M. Dalton (“Mr. Dalton”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of each of the reporting persons is: c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, Massachusetts 02421
Item 2(c)	Citizenship or Place of Organization:
	Highland Capital V	Delaware
	Highland Capital V-B	Delaware
	Highland Entrepreneurs’ Fund	Delaware
	HEF V	Delaware
	HMP V	Delaware
	Highland Management	Delaware
	Mr. Higgins	United States
	Mr. Maeder	United States
	Mr. Nova	United States
	Mr. Dalton	United States
Item 2(d)	Title of Class of Securities: This Schedule 13G report related to the Common Stock, par value $0.001 per share (the “Common Stock”), of Starent Networks, Corp.

CUSIP No. 85528P108

Item 2(e)	CUSIP Number: 85528P108

Item 3	Description of Person Filing:
Not applicable.

Item 4	Ownership:
Not applicable.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of lululemon athletica inc.

All other items reported on the Schedule 13G dated as of February 13, 2009 and filed on behalf of the Reporting Persons with respect to the Common Stock of Starent Networks, Corp. remain unchanged.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 85528P108

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2009.
HIGHLAND CAPITAL PARTNERS V LIMITED PARTNERSHIP

	By:	Highland Management Partners V Limited Partnership, its general partner

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND CAPITAL PARTNERS V-B LIMITED PARTNERSHIP

	By:	Highland Management Partners V Limited Partnership, its general partner

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND ENTREPRENEURS’ FUND V LIMITED PARTNERSHIP

	By:	HEF V Limited Partnership, its general partner

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

HEF V LIMITED PARTNERSHIP

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

CUSIP No. 85528P108

HIGHLAND MANAGEMENT PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V, INC.

By:	/s/ Sean M. Dalton
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

CUSIP No. 85528P108

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Starent Networks, Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of  this 13 day of February, 2009.

HIGHLAND CAPITAL PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND CAPITAL PARTNERS V-B LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND ENTREPRENEURS’ FUND V LIMITED PARTNERSHIP

By:	HEF V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

CUSIP No. 85528P108

HEF V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V, INC.

By:	/s/ Sean M. Dalton
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton